Exhibit 99.6

Director Warrants Issuance Agreement

Dated June 24, 2022

(1) SEQUANS COMMUNICATIONS S.A. (the “Company”)

(2) THE HOLDER OF DIRECTOR WARRANTS

Summary

PREAMBLE: PRESENTATION OF THE ISSUANCE AGREEMENT

Title 1.	SUBSCRIPTION AND FEATURES OF DIRECTOR WARRANTS

	Article 1.	Holder of Director Warrants
	Article 2.	Allotment and subscription of Director Warrants
	Article 3.	Features and period of validity of Director Warrants – Conditions of exercise
	Article 4.	Setting of the subscription price for shares covered by the Director Warrants
	Article 5.	Termination of the mandate of non-executive Board Member of the Company - Exceptions

Title 2.	RIGHT OF EXERCISE – SUSPENSION – FORMALITIES – SHARES SUBSCRIBED

	Article 6.	Suspension of the rights to exercise the Director Warrants
	Article 7.	Conditions of exercise of Director Warrants
	Article 8.	Delivery and form of shares
	Article 9.	Rights and availability of shares

Title 3.	REPRESENTATION OF HOLDERS - PROTECTION – AMENDMENT OF THE ISSUANCE AGREEMENT

	Article 10.	Representation of Holders
	Article 11.	Protection of Holders – Rights of the Company
	Article 12.	Binding effect – Amendment of the issuance agreement – Term – Jurisdiction

WHEREAS:

In a decision taken on June 24, 2022, a combined general shareholders’ meeting (the “CGM”) of the Company voted in favour of the issuance of a total number of 840,000 stock warrants (“Director Warrants”), at a subscription price of 0,00000714 euro per Director Warrants (i.e. 1.00 euro for 140,000 Director Warrants), allocated as follows:

• Mr. Wesley Cummins	140,000 Director Warrants

• Mr. Yves Maître	140,000 Director Warrants

• Mr. Richard Nottenburg	140,000 Director Warrants

• Mr. Hubert de Pesquidoux	140,000 Director Warrants

• Mr. Dominique Pitteloud	140,000 Director Warrants

• Mr. Zvi Slonimsky	140,000 Director Warrants

Each Director Warrant subscribed gives the Holder the right to purchase one ordinary share of the Company at a fixed exercise price.

The CGM delegated to the Board of Directors the power (i) to record the exercise price equal to the closing market value on the issuance date of the Director Warrants, (ii) to ascertain the completion of the capital increase relating to the subscription of the Director Warrant, (iii) increase share capital by a maximum nominal amount of €16,800 with respect to 840,000 Director Warrants, and subsequently (iv) to record the successive increases in share capital as a result of the exercise of the Director Warrants, and to carry out all formalities required as a result thereof.

The Board of Directors, in their meeting of June 24, 2022, did record the exercise price and ascertain the increase of the share capital.

The CGM, having eliminated the preferred subscription right of shareholders to the Director Warrants, fully reserved subscription of these Director Warrants for the subscribers designated by the CGM.

The purpose of this Director Warrants issuance agreement (the “Issuance Agreement”) is to define the terms and conditions governing the Director Warrants issued to each Holder with a vesting period.

THE PARTIES AGREE AS FOLLOWS

Title 1. SUBSCRIPTION AND FEATURES OF Director Warrants

Article 1.	Holder of Director Warrants

The Holder is a physical person being a non-executive member of the Company’s Board of Directors, designated by the CGM.

The number of Director Warrants allocated to each Holder is 140,000, as provided in the recitals.

Article 2.	Allotment and subscription of Director Warrants.

The Director Warrants proposed to the Holders shall be subscribed at the price of 0.00000714 euro per Director Warrant (i.e. 1.00 euro for the 140,000 Director Warrants allotted to each Holder), price which shall be paid on subscription, either by mean of a payment in cash or by way of a set-off with a debt.

The number of Director Warrants allotted to Holder shall be indicated in an Individual Notification Letter sent to him/her by the Chairman; the subscription of such shall be done no later than 10 days from the receipt of the aforesaid letter, by returning to the Company

•	the Director Warrants subscription form duly signed,

•	as well as a copy of this Issuance Agreement attached to said letter, after the Holder has duly executed said copies.

FAILURE TO COMPLY WITH THIS MAJOR FORMALITY WITHIN THE APPLICABLE PERIOD – EXCEPT IN THE EVENT OF FORCE MAJEURE - SHALL RENDER THE DIRECTOR WARRANTS ISSUED IMMEDIATELY AND AUTOMATICALLY VOID.

Article 3.	Features and period of validity of Director Warrants – Conditions of exercise

Provided they are subscribed for by the Holder, Director Warrants are granted for a period of 10 years as from June 24, 2022, date of their issuance by the CGM.

Director Warrants will vest on the first anniversary of their issuance, i.e. June 24, 2023, provided that the Holder still is a Director or is a member of the Strategic Advisory Board on that date (the “Vesting Period”), and must be exercised within the aforementioned maximum period of 10 years. For the sake of clarity, the Holder is entitled to exercise at any time and without restriction all or part of his/her fully vested Director Warrants as from June 24, 2023 until June 24, 2032 as documented in the Individual Notification Letter.

Exercising a Director Warrant entitles the Holder to subscribe for one ordinary share of the Company’s share capital.

This number of shares cannot be modified during the Director Warrants period of validity, except in the event of an adjustment in the subscription price and any other adjustments in accordance with applicable laws and regulations.

Any Director Warrant that is not exercised by the expiry of the aforementioned 10-year period shall be null and void.

Article 4.	Setting of the exercise price for shares covered by the Director Warrants

The CGM decided that the exercise price for shares to be issued pursuant to an exercise of the Director Warrants shall be equal, based on the current share/ADS ratio, to 1/4th of the closing price on the New York Stock Exchange of a Company ADS on June 24, 2022.

This subscription price – with respect to this Director Warrants Issuance Agreement - is set in the amount of USD 0.6525 per share (USD 2.61 per ADS); the counter value in Euros shall be determined on the exercise date of the Director Warrants. The par value of each share is EUR 0.01.

This price may not be changed during the Director Warrants period of validity, except in the event of adjustments in accordance with applicable laws and regulations.

Article 5.	Termination of the mandate of non-executive Board member of the Company - Exceptions

5.1    In the event the Holder no longer holds his/her mandate as non-executive Board member of the Company on the first anniversary of issuance, the Holder shall lose any and all rights with regard to his/her Director Warrants which shall all become null and void, subject to clause 5.2.

5.2    In the event the Holder, whose mandate as non-executive Board member of the Company is terminated for whatever reason, is appointed member of the Strategic Advisory Board on or before the date of termination of the aforesaid mandate, all rights with regard to his/her Director Warrants shall remain in force as if the Holder was a Board member of the Company.

In the event the Holder no longer holds his/her position as member of the Strategic Advisory Board on the first anniversary of issuance, the Holder shall lose any and all rights with regard to his/her Director Warrants which shall become null and void.

5.3.    Notwithstanding the provisions of article 5.1 and 5.2 above,

•

in the event of death of the Holder, all Director Warrants subscribed by the Holder and not yet exercisable would nevertheless become exercisable by his/her heirs or beneficiaries from the effective death date, notwithstanding the Vesting Period set forth under article 3 above, allowing said heirs or beneficiaries to exercise any and all remaining Director Warrants, provided that such exercise occurs within a period of 6 months following the aforesaid death.

•

should the Company be subject to an acquisition by a third party, all Director Warrants subscribed by the Holder and not yet exercisable would nevertheless become exercisable from the effective date of such change of control, notwithstanding the Vesting Period set forth under article 3 above, allowing said Holder to exercise any and all remaining Director Warrants, provided that such exercise occurs within a period of 90 days following the aforesaid acquisition.

Title 2. RIGHT OF EXERCISE – SUSPENSION – FORMALITIES – SHARES SUBSCRIBED

Article 6.	Suspension of the rights to exercise Director Warrants

If necessary, the Board of Directors may suspend the right to exercise the Director Warrants. In particular, a suspension may be ordered whenever a transaction concerning the Company’s share capital requires knowing in advance the exact number of shares that make up share capital or in the event that one of the financial transactions requiring an adjustment is carried out.

In such case, the Company shall inform the Holders of the Director Warrants, indicating the date of the suspension and the date on which the right to exercise Director Warrants will be re-established. Such suspension may not exceed 3 months.

If the right to exercise a Director Warrant expires during a period in which rights are suspended, the period for exercising the Director Warrants shall be extended by 3 months.

Article 7.	Conditions of exercise of Director Warrants

All requests for exercising Director Warrants, documented by the signature of the corresponding subscription certificate, shall be sent to the Company, and must be accompanied by a cheque or a money transfer made out to the Company’s order in an amount corresponding to the number of shares subscribed. Alternatively, Director Warrants may be exercised via any on-line equity incentives system which may be put in place by the Company.

Shares subscribed must be, at the time of subscription, either fully paid up in cash or by way of a set-off with a debt. Failure to do so renders the subscription of shares null and void.

Article 8.	Delivery and form of shares

Shares acquired by exercising Director Warrants are registered in the books of the Company as registered shares.

Article 9.	Rights and availability of shares

The ordinary shares shall be subject to all provisions of the by-laws and shall enjoy all rights pertaining to shares of such class as from the date the increase in share capital is completed.

These shares shall be immediately transferable.

Title 3. REPRESENTATION OF HOLDERS – PROTECTION – AMENDMENT OF THE ISSUANCE AGREEMENT

Article 10.	Representation of Holders of Director Warrants

Pursuant to the provisions of Article L. 228-103 of the French Commercial Code, the Holders of Director Warrants are grouped into a body with legal personality protecting their joint interests (the “Masse”). General meetings of Holders meet at the registered office or in any other location of the department of the registered office or of bordering departments.

The Masse will appoint one or more representatives of the body, at the request of the Board of Directors. The representative(s) of the Masse will be governed by applicable legal and regulatory provisions. The representative of the masse will receive no remuneration for his/her duties.

Article 11.	Protection of Holders – Rights of the Company

11.1

Holders will enjoy the protection reserved by law and regulations for holders of securities giving access to the capital. The Company will provide the Holders, or their representative, with the information set out by the law and regulations.

11.2

During the entire period of validity of the Director Warrants, the Company will have the option of changing its form or object, without obtaining prior authorisation from the Holders of Director Warrants. In addition, the Company shall be entitled to change the rules for distributing profits, write down its capital, or create preferred shares entailing such modification or writing down, subject to the prior authorisation to be delivered pursuant the terms of Article L. 228-103 of the French Commercial code and provided that the Company accordingly take the measures necessary to maintain the rights of the Holders, in compliance with applicable legal and/or regulatory provisions.

11.3

Subject to the powers expressly reserved by law for the general meeting of shareholders and, as the case may be, for the general meeting and for the representative of the body of Holders, the Board of directors will be empowered to take any measure relating to the protection and adjustment of the rights of Holders as provided for by the law and regulations, in particular by Article L. 228-99 of the French Commercial Code.

11.4

The Issuance Agreement and the conditions for the subscription or allotment of equity securities determined at the time of the issuance may only be amended by the extraordinary general meeting of shareholders of the Company, with the authorisation of the Holders obtained under the conditions provided for by law, in particular by Article L. 228-103 of the French Commercial Code.

Article 12.	Binding effect – Amendment of the issuance agreement – Term – Jurisdiction

12.1	The Holders are automatically subject to this Issuance Agreement, through this subscription or acquisition of Director Warrants.

12.2

This Issuance Agreement becomes effective on the date of effective subscription of the Director Warrants and ends on the first of the following dates: (a) the expiry date of the Director Warrants, (b) the date on which all the Director Warrants have been exercised or waived. In addition, it will cease to be binding on each Director Warrant Holder on the date on which such holder ceases to hold any Director Warrants.

12.3

This Issuance Agreement is subject to French law. Any dispute relating to this Issuance Agreement or relating to the application of the terms and conditions of the Director Warrants will be referred to the relevant court of the district of the Cour d’appel of the registered office of the Company.

SEQUANS COMMUNICATIONS

Mr/Ms.

(the “Holder””)

(The Holder shall initialize each page, sign the last page and write down: “read and approved”)

4